September 12, 2007
VIA FACSIMILE AND EDGAR
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549-7010

Re:	WCA Waste Corporation Form 10-K for Fiscal Year Ended December 31, 2006 Form 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007 File No. 0-50808
Dear Mr. Decker:
     In this letter, we respond to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 21, 2007 (the “Comment Letter”), with respect to the above captioned filings. For your convenience, we repeat the comments and requests for additional information as set forth in the Comment Letter and then respond to your comments or requests.
Comment:
“FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006
Management’s Discussion and Analysis of financial Condition and Results of Operations, page 32
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 37
Comment 1
We have read your response to comment one from our letter dated July 13, 2007. We have the following comments:
•	You indicated that you believe acquisitions accounted for $22.1 million, volume growth contributed to $7.5 million, prices increases contributed $2.8 million and fuel surcharges added $3.0 million. However, you have not shown how these

Mr. Rufus Decker
September 12, 2007

factors are allocated between each geographical segment. Instead your discussion only suggests that the largest acquisition was in Region III and the majority of the growth in Region II can be attributable to volume increases. The reasons for the increase in Region I, IV and Other is still not clear. Please discuss the business reasons for changes between periods in the “revenues” and “operating income (loss)” of each geographical segment, including the other and corporate categories. A clearer presentation would be to discuss the changes in each geographical segment separately from the consolidated results in its own separate section within MD&A. Please also attempt to quantify the impact of each factor contributing to the changes in each geographical segment.

•	In your discussion of depreciation and amortization, you indicate that the increases can be attributed to acquisitions, capital expenditures and increase amortization corresponding with increased landfill volume usage. Please attempt to quantify the impact of each factor that contributed to the increases in depreciation and amortization. Please also include a discussion by geographical segment. You should also consider discussing landfill volume usage by geographical segment, if practical.

•	You also indicate that the increase in general and administrative expense is primarily attributable to increases in payroll related costs, insurance costs and the write-off of acquisition costs as well as costs associated with operating your airplane, partially offset by a reduction in legal expenses. Please quantify the impact of each factor you identify when multiple and offsetting factors contribute to fluctuations. You should also ensure that you are explaining the majority of increases or decreases in general and administrative expense.
     Your discussions should provide sufficient information to understand your historical trends and expectations by segment, including the other and corporate categories. Please show us what your revised disclosure for the year ended December 31, 2006 compared to year ended December 31, 2005 will look like, which will still appear in your 2007 10-K.”
Response:
     We acknowledge that, in the words of the 2003 MD&A Release, the “MD&A should be a discussion and analysis of a company’s business as seen through the eyes of those who manage that business.” We also note that 2003 MD&A Release goes on to state:
Companies also should focus on an analysis of the consolidated financial condition and operating performance, with segment data provided where material to an understanding of consolidated information. Segment discussion and analysis should be designed to avoid unnecessary duplication and immaterial detail that is not required and does not promote understanding of a company’s overall financial condition and operating performance.

Mr. Rufus Decker
September 12, 2007

Thus, we understand that our focus should be a discussion and analysis of our business as seen through our management’s eyes and that segment data should be provided where material to understanding our consolidated information, but not if it would detract from understanding our overall financial condition and operating performance. In fact, both the 2003 MD&A Release and the former 1989 Interpretative Release do not mandate specific segment disclosure, but rather make such disclosures a matter of judgment as to whether the inclusion would be necessary for a complete understanding of the business being described.1
     We have taken these principles into account in considering the Staff’s comments concerning our disclosures. We respectfully submit that the requested information is not the type of information that our management evaluates in analyzing our business or is “material to an understanding of consolidated information.”
     Nor are we alone. Not one other company in our industry specifically quantifies the factors impacting line items such as depreciation and general and administrative expense by region, quarter by quarter. While we evaluate our disclosures to ensure that they convey how we manage and analyze our own business and do not merely adopt the example of other companies in our industry without regard to the specific characteristics of our company, we do think that their disclosures provide some insight as to how participants who compete and operate within the same industry commonly evaluate their businesses. We will mention one example, Waste Management, because it provides the most detailed segment disclosure in its MD&A next to the disclosure that we made in our most recent Quarterly Report on Form 10-Q. Waste Management’s MD&A in its Annual Report on Form 10-K for the year ended December 31, 2006 includes an analysis of an operating income by region/segment. In its Overview description, it points to trends and factors that were material influences on overall performance.2

[1]	As the 1989 Interpretative Release states,

In formulating a judgment as to whether a discussion of segment information is necessary to an understanding of the business, a multi-segment registrant preparing a full fiscal year MD&A should analyze revenues, profitability, and the cash needs of its significant industry segments. To the extent any segment contributes in a materially disproportionate way to those items, or where discussion on a consolidated basis would present an incomplete and misleading picture of the enterprise, segment discussion should be included.

[2]	Thus, Waste Management reported,

Revenue growth from base business yield improvement, which is primarily the result of our continued focus on pricing, significantly contributed to the operating income of each of our geographic Groups during the years ended December 31, 2006 and 2005. Base business yield provided revenue growth for each line of business in 2006, but was driven primarily by our collection operations, where we experienced substantial revenue growth in every geographic operating Group for the second consecutive year. The operating results of the Groups have also benefited from our focus on cost control and from increases in higher margin disposal volumes during both 2005 and 2006. These improvements were partially offset by declines in revenues due to lower volumes in the collection line of business, particularly in our Eastern Group. See the additional discussion in the Operating Revenues section above.
WMI (Annual Report on Form 10-K for the year ended December 31, 2006).

Mr. Rufus Decker
September 12, 2007

The discussion of regions/segments immediately following analyzes multiple factors generally impacting operating income of the region/segment, not specific line items within operating income. In some places it quantifies certain portions of the change, and in other cases it does not. The focus is on trends and factors that affect the business generally. This, we believe, is in keeping with the requirements of the 2003 MD&A Release— providing management level analysis and discussion of segment information material to understanding overall financial condition and operating performance.
     We mention this example not to hold up one company’s disclosure as the touchstone, but rather to emphasize that neither we, nor any other business in our industry, manage our operations by quantifying the causes that resulted in particular components of revenue or expense on a regional basis. This is especially true for a company such as ours whose growth has largely come by acquisitions over the past several years. We believe that the suggested disclosures by region could obscure the factors that actually affect our overall financial condition and operating performance in the following ways:
•	We believe that the most important matters providing insight into how our management analyzes our consolidated information are the ones we identified in our MD&A: growth attributable from acquisitions versus growth attributable to other factors on a consolidated basis, as we determine in our best judgment based on estimates. Since in our public filings we emphasize that our historic growth on a consolidated basis has been driven by acquisition (at least at this stage of our company), we believe that disclosure as to our judgment about the portion of revenue growth attributable to recent acquisitions as compared to revenue growth attributable to other factors provides exactly the information that we consider to be important in analyzing our business on a consolidated basis.
•	While, in response to prior comments from the Staff, we have offered to disclose acquisitions by region, the important fact for understanding our consolidated position is not that an acquisition has been made in one particular region—we look at opportunities in all regions—but rather how we believe acquisitions contributed to growth in consolidated revenues.

•	We respectfully submit that attempting specific quantification of various factors contributing growth by region suggests that we track and evaluate such information on that basis in managing our regions and that we can precisely track such factors on a regional basis. In fact, it would suggest that we maintain our books and records and monitor our disclosures based on those books and records in a manner that would support determinations of that type. We can not and do not do so. Specifically, we do not measure, and do not expect our regional managers to track, contributions by specific tuck-in acquisitions within a region. Rather, we expect managers to manage their operating results to a budget which includes the

Mr. Rufus Decker
September 12, 2007

estimated impact of any acquired operations.[3] Results may increase or decrease quarter over quarter in a region for a variety of factors. For example, revenues are affected by price changes, new customers, volume increases with existing customers and acquisitions. After acquisitions are completed, they are further impacted by price changes, changes in volume and changes in their customer base. As these operations are combined with ours, we cannot determine on an acquisition-by-acquisition, region-by-region basis to what extent the change occurred because of the individual factors. After an acquisition is completed, our goal is to make the operation as efficient as possible and that leads us to blend the acquired assets with ours, combining routes and repositioning assets to meet the needs of the combined operations. This further makes it impossible to identify the nature of the growth on an acquisition-by-acquisition, region-by-region basis. Furthermore, from a management point of view, we do not see the added value of attempting to disaggregate acquisitions from our base operations. Accordingly, while we can say that acquisitions, price changes and other factors influenced results on a regional basis, quantifying impact by cause or source by region is not what we, or for that matter, any other waste management company, track or what we consider material to evaluating regional performance. Quantification at a regional level implies a precision that is not what we expect or would find meaningful from a management standpoint.

•	Even more importantly, we think such information on a region-by-region basis does not contribute to an understanding of the overall business. Our judgment as to revenue growth by acquisitions as compared with other sources is designed to address the general strategy that we describe. The determination eliminates regional variations and causes and can be made based on a general experience, the consolidated financial information that we prepare, and historical information that we maintain. Since the disclosure principle is directed towards explaining consolidated information, we believe that our approach to disclosure provides investors with an understanding of how we view our consolidated operations and performance.
•	Much of what we have articulated above with respect to revenues applies—perhaps more so—to the requested disclosure as to factors influencing variances in line items such as cost of sales and depreciation and amortization by region.

[3]	In our Annual Report on Form 10-K for the year ended December 31, 2006, we described our acquisition strategy as follows: “As we discussed in “Business— Our Acquisition Growth Strategy” our acquisition strategy will target operations that will benefit from our core operating strategy of maximizing the internalization of waste. In markets where we already own a landfill, we intend to focus on expanding our presence by tuck-in acquisitions. Tuck-in acquisitions will allow growth in revenue and increase market share and enable disposal internalization and consolidation of duplicative facilities and functions to maximize cost efficiencies and economies-of-scale.”

Mr. Rufus Decker
September 12, 2007

•	For example, the merging of our operations with acquired operations makes it impossible to segregate costs attributable to acquisitions on an acquisition-by-acquisition, region-by-region basis. As indicated, the acquired assets are not operated and accounted for separately and cannot be distinguished from the base operations. Consider vehicle operating costs on an acquired 5 truck operation. After the acquisition, by combining routes, we may be able to service the acquired operation with 3 of the acquired trucks and the use of our existing fleet by more efficiently combining the trips. The remaining 2 trucks would then be redeployed in our other operations deferring the need for future replacement vehicles. Again, we believe that precise quantification of these factors would result in “immaterial detail that is not required and does not promote understanding of a company’s overall financial condition and operating performance.”

•	The factors impacting revenue and operating income can and will be described by region in accordance with how we manage our operations. However, we do not analyze or track the specific financial impact of each factor that would influence the reported depreciation and amortization and general and administrative expense region-by-region. Nor do we think that such granular quantification on a regional level would contribute to an understanding of the trends and influences affecting our business generally. We know of no waste company that manages its business on a regional level by attempting to quantify item-by-item each factor that may affect variations quarter over quarter or region-by-region.
For these reasons, we respectfully submit that disclosure of the requested information would not accomplish what we understand to be the goal of MD&A disclosures—i.e. to furnish a “discussion and analysis of a company’s business as seen through the eyes of those who manage that business.”
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     We would appreciate the opportunity of discussing how we analyze our business and the trends affecting our financial information. To that end we suggest that a meeting with you could prove helpful in resolving any remaining questions the Staff may have. We are willing to meet with you at your convenience. Please contact the undersigned at (713) 292-2400 with any additional questions or to inform us as to a meeting time and date convenient for you.

Very Truly Yours,
/s/ Charles A. Casalinova
Charles A. Casalinova
Chief Financial Officer

cc:	Kevin Mitchell (WCA Waste Corporation) Robert Bullis (KPMG) Jeff Dodd (Andrews Kurth LLP)